January 29, 2009

Via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

Attn: James E. O'Connor, Esq.

450 Fifth Street, N.W.

Washington, D.C. 20549

RE: Clearwater Investment Trust (File Nos. 33-12289; 811-05038)

Dear Mr. O'Connor:

This letter addresses the comments of the Securities and Exchange Commission's staff (the "Staff") with respect to Post-Effective Amendment No. 25 to the Trust's Registration Statement on Form N-1A filed with the Commission on October 30, 2008, (the “Amendment”) which were provided orally on December 22, 2008. The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the "1933 Act") to register a new series of the Trust, the Clearwater International Fund (the "Fund"), under the Investment Company Act of 1940 (the "1940 Act") and the shares of the Fund under the 1933 Act. We appreciate the opportunity to address your comments regarding certain disclosure contained in the Amendment with respect to the Fund. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 26 (the “Next Amendment”) to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about the date hereof. The Next Amendment also reflects (i) new investment, risk and related disclosure concerning a second subadviser (AXA Rosenberg Investment Management LLC) retained by the Trust and its investment adviser; (iii) new disclosure relating to the Fund’s retention of The Northern Trust Company to provide fund administration, accounting and custody services, (iv) additional disclosure relating to updated fair valuation procedures relevant to the new Fund; (v) certain corrections to the Trust’s earlier filings relating to Form N-1A requirements and (vi) certain other informational updates to the Statement of Additional Information reflecting the intervening end of the Trust’s calendar and fiscal years.

We have organized this letter by setting forth the Staff's comments in italicized text followed by the Trust's responses. After that, we have included the relevant additional prospectus disclosure concerning AXA Rosenberg. Such disclosure is substantially similar to the currently effective prospectus disclosure

January 29, 2009

Comment 1:	Clearly indicate the Fund’s intent and restrictions around investing in emerging markets.

Response 1:	The first paragraph of the section “Key investments and strategies” has been revised as set forth below (new language is underlined). The percentage limitation has also been added to Statement of Additional Information, which previously contained a blank with respect to the percentage amount:

Under normal market circumstances, the Fund intends to invest at least 80% of the value of its net assets in equity securities that trade in markets outside the United States. Such securities are generally issued by companies domiciled outside of the United States or companies that derive more than half of their revenues or pre-tax income from activities occurring outside of the United States. The Fund diversifies its investments among a number of different countries throughout the world, and may invest in companies of any size. The Fund does not currently intend to invest more than 20% of its net assets in the equity securities of developing or emerging market issuers.

Comment 2:	Provide further disclosure concerning tax-sensitive management activity.

Response 2:	The previous disclosure has been replaced as set forth below (deleted language crossed out, new language underlined):

~~With respect to the passively-managed portion of the Fund’s assets, the Fund will seek to realize capital growth while considering shareholder tax consequences arising from the Fund’s portfolio management activities. The Fund will attempt to realize returns as capital gains and not as investment income under U.S. tax laws with respect to this portfolio of the Fund’s assets.~~

With respect to the Fund’s assets allocated to Parametric, Parametric will seek capital growth while considering tax consequences arising from the Fund’s portfolio management activities. Parametric’s allocation will attempt to reduce the amount of capital gains the Fund realizes under U.S tax laws in three primary ways: replicate the performance of the MSCI Index while minimizing the realization of capital gains; realize capital losses in the Parametric portfolio to offset capital gains arising in other subadvisor portfolios; and minimize wash sale issues between the Parametric portfolio and other subadvisor portfolios by limiting transactions in the Parametric portfolio that that would be deemed constructive sales based on recent activity of other subadvisors.

Comment 3:	Clarify any applicable contractual expense limitations and ensure that such limitations are in effect for at least one year.

Response 3:

Although the Amendment originally contained references to a voluntary expense limitation by the Fund’s investment adviser, it is the current intent of the Fund and its investment adviser not to have any voluntary or contractual expense limitation in place. Therefore, the original references have been deleted with respect to the Fund.

January 29, 2009

With respect to the three existing funds, the following model change to the disclosure beneath the fees and expenses example tables on pages 7, 11 and 15 of the Next
Amendment has been made (deleted language crossed out, new language underlined):

~~Management fees are contractually limited to~~Under its agreement with the investment manager, the Fund pays a management fee of . . . .

Comment 4:	Clarify the expenses for which the Fund’s adviser is responsible.

Response 4:	Footnote 1 to the fees and expenses table on page 19 of the Next Amendment has been amended to add the following text: “Please see the section ‘Management’
below for more information on Fund expenses.” The following has been added to the first paragraph of the “Management” section on page 21:

Under its management contract with each Fund, Clearwater is also responsible for paying directly or reimbursing the Funds for all direct expenses other than commissions and other direct charges relating to the purchase and sale of portfolio securities and other assets, taxes, interest and extraordinary expenses, including without limitation, litigation expenses.

Comment 5:	Address in the “Key Investments and Strategies” section the extent to which the
Fund will use derivatives for investment or speculative purposes.

Response 5:	The Fund does not currently intend to sue derivatives for investment or speculative purposes. The applicable paragraph in the “Key investments and strategies” section has been revised as follows (deleted language crossed out, new language underlined):

In order to hedge against adverse movements in currency exchange rates, the Fund may enter into foreign currency exchange contracts. The Fund may use options, futures contracts, and options on futures contracts to attempt to manage market or business risks ~~or to enhance the Fund’s return~~. ~~If the fund invests in options, futures contracts, or options on futures contracts to enhance the Fund’s return, the Fund will be fully exposed to the risks of loss of such investments, which may sometimes be greater than the investment’s cost~~. The Fund does not currently intend to invest in options, futures contracts, or options on futures contracts for investment or speculative purposes.

Comment 6:	Clarify the last bullet point under “Initial Purchases” on page 22 of the Prospectus that the purchase order will be filled at the net asset value next computed after receipt of the order.

January 29, 2009

Response 6:	The language has been revised and is now set forth on page 23 of the Prospectus as follows (new language underlined):

If no date is specified, the purchase order will be filled at the net asset value next computed after receipt of the order.

New Subadviser Related Disclosure

With respect to the new subadviser, please note the new prospectus disclosure in the section “Key investments and strategies”.

The portion of the Fund’s portfolio allocated to AXA Rosenberg will be invested primarily in equity securities of small- and mid-cap companies that are traded principally in markets outside the United States. In selecting securities for the Fund, AXA Rosenberg seeks to match the capitalization profile of the S&P Developed BMI ex US $2 to $10 Billion Index The S&P Developed BMI ex US $2 to $10 Billion Index is a float adjusted, market capitalization weighted index of 25 developed countries whose constituent companies have a market capitalization between $2 and $10 billion.

Subsequent additional disclosure concerning the new subadviser is contained in the prospectus section “How the subadvisers select the Fund’s investments” and is set forth below.

AXA Rosenberg employs a bottom-up approach to investing by evaluating the financial characteristics of individual stocks rather than forecasting the trends in markets, investment styles or sectors. AXA Rosenberg seeks to identify mispriced stocks across industries and countries, through rigorous analysis of a company's fundamental data. AXA Rosenberg's stock selection process is driven by proprietary technology known as "expert systems," which are designed to analyze the fundamentals of the more than 21,000 securities currently in AXA Rosenberg's global universe. AXA Rosenberg uses two stock selection models to evaluate the relative attractiveness of the stocks in its universe: (1) its Valuation Model estimates the fair value for each company in its database by assessing various fundamental data such as company financial statistics, and (2) its Earnings Forecast Model estimates year-ahead earnings by analyzing fundamental data and investor sentiment data such as analysts' earnings estimates and broker buy/sell recommendations. AXA Rosenberg compares companies operating in similar businesses to identify those believed to be undervalued in relation to their peers, putting together the valuation and earnings forecast views to gain an overall perspective on the attractiveness of each stock. The Valuation Model analyzes European companies and Asian companies (other than Japanese companies) in a nearly global model (which includes the United States and Canada, but which excludes Japan), and Japanese companies in an independent national model, incorporating the various accounting standards that apply in different markets.

January 29, 2009

AXA Rosenberg favors stocks that appear attractive from the perspective of the Valuation and Earnings Forecast Models while seeking to construct a portfolio that is similar to its S&P Developed BMI ex US $2 to $10 Billion Indexbenchmark with respect to characteristics such as market capitalization, country and industry weightings, and other risk exposures. The Valuation Model tends to identify stocks as attractive for purchase that have ratios of stock price-to-per share earnings and stock price-to-per share book value that are lower than those of other companies in the same industry. As these opportunities identified by the Valuation Model are typically more prevalent, the portion of the Fund’s assets allocated to AXA Rosenberg will tend to show a "value" style or orientation. In addition, although, as noted above, AXA Rosenberg's stock selection models may, from time to time, produce a value style of investment, other factors, such as the Fund's industry weightings and the risks associated with specific individual stock selections, also affect the Fund's performance. In certain market environments, the Earnings Forecast Model will prevail and that portion of the Fund’s assets allocated to AXA Rosenberg may produce a growth style of investment.

Additional risk disclosure has been added to the “Principal risks” section of the prospectus as follows:

•         Small- and mid-cap stock risk. To the extent a Fund subadviser invests in stocks of small-and mid-cap companies, that portion of the Fund’s assets will be subject to additional risks. Stocks of small- and mid-cap companies involve substantial risk. These companies may lack the management expertise, financial resources, product diversification, and competitive strengths of larger companies. Prices of such stocks may be subject to more abrupt or erratic movements than stock prices of larger, more established companies or the market averages in general. In addition, the frequency and volume of their trading may be less than is typical of larger companies, making them subject to wider price fluctuations. In some cases, there could be difficulties in selling the stocks of small- and mid-cap companies at the desired time and price.

•         Value style risk. To the extent a Fund subadviser employs a value style strategy, that portion of the Fund’s assets is subject to the possibility that value stocks may fall out of favor or perform poorly relative to other types of investments. With value investing, there is the risk that the market will not recognize that the securities selected are undervalued and they might not appreciate in value in the way the subadviser anticipates.

•         Growth style risk. To the extent a Fund subadviser employs a growth style strategy, that portion of the Fund’s assets is subject to the possibility that these stocks can have relatively high valuations. Because of these high valuations, an investment in a growth stock can be more risky than an investment in a company with more modest growth expectations. Growth investing does not guarantee a profit or eliminate risk. The stocks of these companies can have relatively high valuations.

January 29, 2009

The applicable items in the Statement of Additional Information have also been completed with respect to the new subadviser.

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The Trust respectfully requests that the effective date of the Next Amendment be accelerated to February 2, 2009 or as soon thereafter as possible. Your cooperation in this regard would be greatly appreciated.

As you have requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (612) 766-8651.

Sincerely,

/s/ Steven G. Lentz
Steven G. Lentz

cc: Suzanne Smith, Clearwater Investment Trust